November 10, 2011
VIA EDGAR AND OVERNIGHT MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Mr. Reid Hooper
Mr. Paul Fischer
Ms. Celeste M. Murphy

Re:	Nortek, Inc.
Amendment No. 2 to Registration Statement of Form 10-12B
Filed September 14, 2011
File No. 001-34697
Dear Mr. Hooper, Mr. Fischer and Ms. Murphy:
     Enclosed for electronic filing via EDGAR pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of our client, Nortek, Inc. (the “Company”), is Amendment No. 3 (“Amendment No. 3”) amending Amendment No. 2 to the Company’s Registration Statement on Form 10-12B filed with the United States Securities and Exchange Commission (the “Commission”) on September 14, 2011 (“Amendment No. 2”). Amendment No. 3 is marked to show changes from Amendment No. 2, including references to financial statements contained in a Form 8-K/A filed by the Company on November 10, 2011 which are being incorporated by reference into Amendment No. 3.
     Amendment No. 3 is also being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated October 11, 2011 with respect to Amendment No. 2. The numbering of the paragraph below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of Amendment No. 3.
Staff Comments and Company Responses
Item 6. Executive Compensation, page 101
Equity-Based Awards, page 105
1.	We note your disclosure that 50% of the equity awards granted to the named executive officers in 2009 were in the form of performance-based restricted stock awards. In addition, we note the restricted stock awards contain vesting provisions based on the achievement of an adjusted EBITDA target set for the applicable year. For example, we note that if 95% of the adjusted EBITDA target is met for an applicable year, 25% of the restricted stock awards will vest. As such, we note that you achieved 111.7% of

United States Securities and Exchange Commission
November 10, 2011

the adjusted EBITDA target for 2010, which resulted in the vesting of 25% of the restricted stock award.
Please revise to disclose the pre-established adjusted EBITA target for 2010. Please note that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.
     In response to the Staff’s comment, the Company has revised the disclosure on pages 103, 107 and 112 of Amendment No. 3 to include the pre-established adjusted EBITDA target for 2010.
* * * * * *
     We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Andrew Terry at (312) 845-1265 or me at (617) 951-7663.

Sincerely,

/s/ ZACHARY R. BLUME

Zachary R. Blume
for ROPES & GRAY LLP

Enclosures

cc:	Kevin Donnelly, Nortek, Inc. Andrew Prete, Nortek, Inc. Andrew Terry, Ropes & Gray LLP